NITCHES, INC.
10280 Camino Santa Fe
San Diego, California 92121

August 21, 2007

VIA EDGAR

Mr. William Thompson, Branch Chief
U. S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Nitches, Inc.
Forms 10-K and 10-K/A for Fiscal Year Ended August 31, 2006
Filed December 14, 2006 and January 31, 2007
Forms 10-Q and 10-Q/A for Fiscal Quarter Ended November 30, 2006
and February 28, 2007
File No. 0-13851

Mr. Thompson:

     This letter constitutes Nitches, Inc.'s response to your correspondence dated May 29, 2007, with respect to the above referenced filings.

     We have prepared this letter to facilitate your review. Set forth below are copies of the comments from your letter, and our detailed responses.

Form 10-K/A Amendment No. 1 for Fiscal Year Ended August 31, 2006

Item 8. Financial Statements and Supplementary Data, page 17

Note 9. Income Taxes, page 29

1.

We reviewed your response to comment two in our letter dated April 23, 2007. Please explain to us why you believe that the true up of temporary differences resulting in an increase in deferred tax assets and decrease in deferred tax expense are changes in estimates as opposed to corrections of accounting errors. In this regard, you state that the items resulting in the true-up were either understated or overstated in your deferred tax analysis and did not result in a change in prior year current tax liability or prepaid asset. A1so, it appears that the effect of the true-ups is material to reported net income. Regarding the change in the blended state tax rate, we are unclear why an increase in the blended rate would result in a decrease in income tax expense given your net deferred tax liability. Please advise. In addition, tell us how you classified the net deferred tax liability recognized in the Designer Intimates acquisition in the table of assets and liabilities acquired on page 26. Finally, tell us how you accounted for deferred tax assets and liabilities for differences between the assigned values and tax bases of assets acquired in the Home Décor transaction, including classification in the table of assets acquired on page 27.

After a more detailed review of our original treatment and referencing our last response, we believe 3 categories of items comprising the $122,000 should be considered and addressed separately.

     1) The $19,000 effect of the change in the blended state tax rate:

Regarding the change in the state tax rate, the effective state tax rate was 1.26% higher than originally estimated for the deferred tax benefit due to a higher income allocation percentage in the state of California. This change in estimate represents a permanent difference that we believe is properly reflected as a current year adjustment to the 2006 income statement. The difference of 1.26% was applied to a $2.2 million loss for 2005 to arrive at the $19,000 adjustment net of federal benefits that reduced the income tax provision for 2006.

     2) The $59,000 true up of a permanent item difference:

A $140,000 loss on a minority interest was not included in calculating the 2005 tax provision. Since this $140,000 was in the 2005 income tax return but not part of the 2005 income tax provision, the true up of this permanent difference in 2006 affects the tax provision and therefore correctly flows through to the 2006 income statement as a prospective adjustment. At an effective tax rate of 42% for 2005, this adjustment results in a $59,000 income tax benefit that reduced the income tax provision for 2006.

     3) The $44,000 true up of temporary item differences:

Additional true up adjustments of timing items made as part of the 2006 income tax provision represent changes in estimates from and corrections of errors in the 2005 income tax provision. The August 31, 2005 income tax return was not filed until May 2006. In light of subsequent information that became available as of the preparation of the return but not known or available as of the filing of our financial statements, we were able to obtain accurate tax information with regards to certain temporary items such as inventory reserves and bad debt allowances. In the normal course of preparing our income tax provision for 2006, we conducted a detailed review of the prior period tax provision and tax returns as filed. Based on the information incorporated as of the tax filing, we determined that our 2005 deferred tax asset was understated.

Upon further consideration we have determined that the $44,000 true up adjustment should not have produced an income statement effect, creating instead a deferred tax liability as of August 31, 2005. If we recorded the $44,000 as an adjustment to the 2005 balance sheet, rather than as an adjustment to the tax provision for 2006, our 2006 income statement would also reflect the following adjustments:

	Fiscal Year Ended August 31, 2006
	As Reported	Adjustments	Restated
Income before income taxes	$589,000	$-	$589,000
Provision for income taxes	(121,000)	(44,000)	(165,000)
Net income	$468,000	$(44,000)	$424,000

Effective tax rate	20.5%	7.5%	28.0%

     Assessment of Materiality:

In considering the potential impact of these changes to the 2005 and 2006 financial statements, management has reviewed the materiality of the changes from both a quantitative and qualitative perspective. After analysis and careful consideration, management does not believe that the net effect of the changes would be deemed material, and therefore does not believe that it is necessary to restate its financial statements for the fiscal years ended 2005 and 2006.

Evaluating the quantitative impact of the changes on the 2005 financial statements, the adjustment to the balance sheet would have added an additional deferred tax liability of $44,000 and brought total current liabilities up to $6,091,000, an increase of less than 1%. With current assets of $10,388,000 and total assets of $10,453,000 on August 31, 2005, the impact on working capital would also be minimal. The change would effect a 1% decrease in shareholder equity at that date. The effect on the statement of operations would have been to reduce the net loss incurred of ($1,201,000) or ($0.34) per share to ($1,157,000) or ($0.33) per share, a percentage change of 3.7%.

Looking at the quantitative impact of the changes on the 2006 financial statements, the $44,000 adjustment represents less than 0.3% of total current liabilities of $20,790,000. With total current assets of $24,426,000, the impact on working capital is again minimal. The effect on the statement of operations would have been to reduce the net income from $468,000 or $0.11 per share to $424,000 or $0.10 per share, a percentage change of 10.3%.

Management acknowledges that measured solely against net income, the percentage change in 2006 is material from a quantitative standpoint. However, that materiality is derived primarily from the small amount of income generated during the year. With a low base figure for net income, smaller changes will necessarily result in higher percentage swings. The same $44,000 adjustment in 2005 effects a 3.7% change against a loss of ($1,201,000), but a 10.3% change against income of $468,000 the next year. Compared to the scale of our operations in 2006, our net income was essentially "break even", with net income amounting to less than 1% of revenues.

Over the past five years, our operating results have varied substantially, including swings between losses and profit from year to year. As reported our summary operating results over the past five years were as follows:

OPERATING RESULTS DATA:

	Fiscal Year Ended August 31,
	2006	2005	2004	2003	2002
	(In thousands, except per share amounts)
Net sales	$54,832	$26,320	$32,179	$28,440	$29,589
Cost of goods sold	39,985	20,534	22,783	21,856	22,214
Gross profit	14,847	5,786	9,396	6,584	7,375

Selling, general and administrative	13,763	8,175	8,389	7,663	7,132
Income (loss) from operations	1,084	(2,389)	1,007	(1,079)	243

Other income	2	460	--	3	16
Interest expense	(486)	(102)	(93)	(83)	(80)
Net income (loss) from equity investment	(11)	(64)	14	(236)	--
Income (loss) before income taxes	589	(2,095)	928	(1,395)	179
Provision for (benefit from) income taxes	121	(894)	371	(425)	63
Net income (loss)	$468	$(1,201)	$557	$(970)	$116

Basic earnings per share	$0.11	$(0.34)	$0.16	$(0.28)	$0.03
Diluted earnings per share	$0.11	$(0.34)	$0.16	$(0.28)	$0.03

Against this volatility, we do not believe that the effect of shifting $44,000 of income from 2006 to 2005 would significantly impact an investor's view of our historical operating results. Similarly, we do not believe that investors will look at the 2006 net income number alone as indicative of results to be expected from our future operations.

During 2006 we completed three acquisitions that had a significant impact on our operations in 2006 and are expected to have a larger impact on our operations for 2007. We believe that investors who are evaluating our stock will be concerned with a multitude of factors such as financial position, gross profit margin, new product initiatives, and integration of acquisitions.

Based on this analysis, we do not believe that the effect of the changes to our fiscal 2005 financial statements would be meaningful from a quantitative or qualitative standpoint. Further, while the changes to our fiscal 2006 financial statements would be quantitatively significant when compared to net income, we believe that it is not quantitatively significant when compared to the overall scale of our financial position or results of operation, and that from a qualitative standpoint the change would not be material. Therefore we do not believe that a restatement would provide material information to current or potential investors.

In the table of assets and liabilities acquired on page 26, the net deferred tax liability of $1,033,000 recognized in the Designer Intimates acquisition was classified as part of current liabilities of $7,765,000.

Finally, no deferred tax assets or liabilities were created from the Home Décor acquisition. This transaction was not a business combination but rather an asset purchase which receives consistent treatment for book and tax purposes and therefore did not generate any deferred tax assets or liabilities.

Form 10-Q for Fiscal Quarter Ended February 28, 2007

Item 1. Financial Statements

Note 9. Stock-Based Compensation

2.

We reviewed your response to comment six in our letter dated April 23, 2007. Based on the information in your response regarding the grant-date fair value of options granted and vested, it appears that the disclosure of stock-based compensation costs under the "Compensation Costs" subheading is incorrect. We would expect the aggregate amount of compensation cost recognized at any date to be at least equal to the grant-date fair value of awards vested as of that date. Also, it does not appear that you have considered expected forfeitures in computing share-based compensation costs. In addition, it is still unclear to us how you computed the aggregate intrinsic value of options outstanding and options vested and exercisable in the table under the "Summary of Stock Options" subheading. With respect to each of these matters, please advise. Please also revise your disclosure as appropriate. In doing so, disclose the requisite service periods and vesting terms of the stock option awards.

In response to your comment, we will revise the disclosures in "Note 9. Stock-Based Compensation" of each of our Form 10-Q for our fiscal quarter ended February 28, 2007, and our Form 10-Q for our fiscal quarter ended November 30, 2006. Set forth below is the as-revised version of "Note 9. Stock-Based Compensation" of each such quarterly report in its entirety. We will also make appropriate revisions throughout our Form 10-Q for our fiscal quarter ended February 28, 2007 to reflect the increase in our stock-based compensation costs from $70,000 to $102,000. Similarly, we will also make appropriate revisions throughout our Form 10-Q for our fiscal quarter ended November 30, 2006 to reflect the increase in our stock-based compensation costs from $49,000 to $199,000.

Revised Note 9. Stock-Based Compensation of Form 10-Q for our fiscal quarter ended February 28, 2007

9. Stock-Based Compensation

Adoption of SFAS 123R

     Effective September 1, 2006, we adopted SFAS No. 123R (revised 2004), "Share-Based Payment", ("SFAS 123R") which establishes standards for the accounting of transactions in which an entity exchanges its equity instruments for goods or services, primarily focusing on accounting for transactions where an entity obtains employee services in share-based payment transactions. SFAS 123R requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments, including stock options, based on the grant-date fair value of the award and to recognize it as compensation expense over the period the employee is required to provide service in exchange for the award, usually the vesting period. In March 2005, the SEC issued Staff Accounting Bulletin No. 107 (SAB 107) relating to SFAS 123R. We have applied the provisions of SAB 107 in our adoption of SFAS 123R.

     We adopted SFAS 123R in conjunction with our issuance of stock options under our 2006 Equity Incentive Plan as approved by our shareholders on March 15, 2006. Our first issuance of stock options under the plan occurred on September 1, 2006.

     SFAS 123R requires companies to estimate the fair value of share-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods in our Condensed Consolidated Statements of Operations.

Compensation Costs

     Results of operations for the six months ended February 28, 2007 include stock-based compensation costs of approximately $301,000 comprised of employee stock option grants. We had no stock options outstanding in the prior period. The total fair value of options vested is $301,000. After recording expense through February 28, 2007, there remains $904,000 of unrecognized compensation costs related to unvested stock options to be recognized over the next 3.6 years.

     All stock-based compensation costs have been recorded to our selling, general and administrative classification within our Condensed Consolidated Statements of Operations.

Valuation of Stock Option Awards

     We estimated the fair value of each option award is estimated on the date of grant using the Black-Scholes-Merton closed-form option valuation model that uses the assumptions noted in the following table. All options granted have a maximum term of ten years. As permitted by SAB 107, for the six months ended February 28, 2007, we utilized the “shortcut approach” to estimate the options’ expected term of six years, which represents the period of time that options granted are expected to be outstanding. We utilized this approach because the historical share option exercise experience does not provide a reasonable basis upon which to estimate an expected term. Expected volatilities are based on historical volatility of the stock and were 64.6% for the three months ended November 30, 2006 and 65.5% for the three months ended February 28, 2007. The risk-free rate for periods within the contractual life of the option is based on the U.S. 7 year Treasury yield in effect at the time of grant and was 4.68%. We have not declared or paid dividends for more than 2 years and have no plans to do so in the foreseeable future.

The following assumptions were utilized for the calculations during the period:

	Three months ended
	November 30, 2006	February 28, 2007
Expected life (in years)	6	6
Expected volatility	64.60%	65.50%
Risk-free interest rate	4.68%	4.50%
Anticipated Dividend Yield	0.00%	0.00%
Weighted-Average Grant-Date Fair Value of Options Granted	$2.61	$3.03

Stock Option and Warrant Activity

     Awards under our 2006 Equity Incentive Plan may be granted to any of our employees, directors or consultants or those of our affiliates. Awards may consist of stock options (both incentive stock options and non-statutory stock options), stock awards, stock appreciation rights and cash awards. As of February 28, 2007, options to purchase 440,000 shares of common stock have been granted under this plan to employees and all remain outstanding. In the first six months of fiscal 2007, we granted options to purchase 440,000 shares of common stock under this plan at an average exercise price of $4.35 per share. All options were issued with an exercise price equal to the fair market value on the grant date.

Summary of Stock Options

     A summary of options under our share-based compensation plan as of February 28, 2007, and the activity during the six months then ended, are as follows:

Weighted-
		Weighted-	Average
		Average	Remaining	Aggregate
		Exercise	Contractual	Intrinsic
	Shares	Price	Term (in years)	Value
Options outstanding at August 31, 2006	-	-
Options granted	440,000	$4.35
Options exercised	-	-
Options forfeited	-	-
Options outstanding at February 28, 2007	440,000	$4.35	9.6	$458,000
Options vested and exercisable at February 28, 2007	110,000	$4.35	9.6	$114,000

Revised Note 9. Stock-Based Compensation of Form 10-Q for our fiscal quarter ended November 30, 2006

9. Stock-Based Compensation

Adoption of SFAS 123R

     Effective September 1, 2006, we adopted SFAS No. 123R (revised 2004), Share-Based Payment, (SFAS 123R) which establishes standards for the accounting of transactions in which an entity exchanges its equity instruments for goods or services, primarily focusing on accounting for transactions where an entity obtains employee services in share-based payment transactions. SFAS 123R requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments, including stock options, based on the grant-date fair value of the award and to recognize it as compensation expense over the period the employee is required to provide service in exchange for the award, usually the vesting period. In March 2005, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 107 (SAB 107) relating to SFAS 123R. We have applied the provisions of SAB 107 in our adoption of SFAS 123R.

     We adopted SFAS 123R in conjunction with our issuance of stock options under the Nitches 2006 Equity Incentive Plan as approved by shareholders March 15, 2006. Our first issuance of stock options under the plan occurred on September 1, 2006.

     SFAS 123R requires companies to estimate the fair value of share-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods in our Condensed Consolidated Statements of Operations.

Compensation Costs

     Results of operations for the three months ended November 30, 2006 include stock-based compensation costs of approximately $199,000 comprised of employee stock option grants. The Company had no stock options outstanding in the prior period. The total fair value of options vested is $199,000. After recording expense through November 30, 2006, there remains $598,000 of unrecognized compensation costs related to unvested stock options to be recognized over the next 3.75 years.

     All stock-based compensation costs have been recorded to our selling, general and administrative classification within our Condensed Consolidated Statements of Operations.

Valuation of Stock Option Awards

     The fair value of each option award is estimated on the date of grant using the Black-Scholes-Merton closed-form option valuation model that uses the assumptions noted in the following table. All options granted have a maximum term of ten years. As permitted by SAB 107, we utilized the “shortcut approach” to estimate the options’ expected term of six years for the three months ended November 30, 2006, which represents the period of time that options granted are expected to be outstanding. The Company utilized this approach since the historical share option exercise experience does not provide a reasonable basis upon which to estimate an expected term. Expected volatilities are based on historical volatility of the stock and were 64.6% for the three months ended November 30, 2006. The risk-free rate for periods within the contractual life of the option is based on the U.S. 7 year Treasury yield in effect at the time of grant and was 4.68%. We have not declared or paid dividends for more than 2 years and have no plans to do so in the foreseeable future.

     The following assumptions were utilized for the calculations during the period:

Three months ended
November 30, 2006
Expected life (in years)	6
Expected volatility	64.60%
Risk-free interest rate	4.68%
Anticipated Dividend Yield	0.00%
Weighted-Average Grant-Date Fair Value of Options Granted	$2.61

Stock Option and Warrant Activity

     Awards under the 2006 Equity Incentive Plan may be granted to any of our employees, directors or consultants or those of our affiliates. Awards may consist of stock options (both incentive stock options and non-statutory stock options), stock awards, stock appreciation rights and cash awards. As of November 30, 2006, options to purchase 305,000 shares of common stock have been granted under this plan to employees and all remain outstanding. We granted options to purchase 305,000 shares of common stock under this plan for the first three months of 2006 at an exercise price of $4.15 per share, which was the fair market value on the grant date.

Summary of Stock Options

     A summary of options under our share-based compensation plan as of November 30, 2006, and the activity during the three months then ended, are as follows:

Weighted-
		Weighted-	Average
		Average	Remaining	Aggregate
		Exercise	Contractual	Intrinsic
	Shares	Price	Term (in years)	Value
Options outstanding at August 31, 2006	-	-
Options granted	305,000	$4.15
Options exercised	-	-
Options forfeited	-	-
Options outstanding at November 30, 2006	305,000	$4.15	9.75	$592,000
Options vested and exercisable at November 30, 2006	76,250	$4.15	9.75	$148,000

* * * *

     Thank you for your assistance in this matter. Please call me at (858) 731-0520 or James Mercer of Duane Morris LLP, counsel to Nitches, at (619) 744-2209 if you have any questions, or if we can be of any assistance.

Sincerely,

/s/ Steven P. Wyandt
Chief Executive Officer